Exhibit 99.1

IM Cannabis Reports 2025 Results: Revenue of C$54.7 Million with Over 134%
Growth in Germany and Positive Operating Cash Flow

TORONTO and GLIL YAM, Israel, March XX, 2026 /PRNewswire/ -- IM Cannabis Corp. ("IMC" or the "Company") (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, today reported its audited consolidated financial results as of and for the full year ended December 31, 2025. The Company achieved a major operational milestone by generating positive cash flow from operating activities of C$4.7 million for the year ended December 31, 2025, a significant turnaround from negative cash flow in 2024, while delivering high revenue growth in Germany, completing financing transactions, and strengthening its cash position.

2025 Key Highlights (All figures in CAD thousands):

•	Revenue totaled $54,731, reflecting stability and demonstrating resilience despite ongoing challenges in Israel.

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Germany revenue surged more than 134% to $36,348 (up from $15,508 in 2024), now accounting for over 66% of total Group revenue. This growth underscores the success of the Company’s EU-GMP-certified production and distribution platform following Germany’s medical cannabis legalization.

•	Gross profit increased approximately 15% to $9,686, driven by cost efficiencies, optimized supply chains, and higher-margin German sales.

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Cash flow from operating activities turned strongly positive at $4,716 (compared to negative cash flow of $1,077 in 2024), representing the first full year of positive operating cash flow in recent history and reflecting improved working capital management and operational discipline.

•	Cash and restricted cash rose sharply to $3,309 (from $927 at year-end 2024), bolstered by strategic financings.

•	Strengthened cash position through a private placement offering yielding net proceeds of $5,065, as well as the extension and partial conversion of convertible debentures.

In line with its previously announced strategy to explore and introduce additional business activities aimed at enhancing long-term growth opportunities, the Company recently took a step toward diversification of its businesses. On March 17, 2026, IMCannabis announced the signing of a non-binding letter of intent to acquire 51% of Black Axe Technologies Spolka z Organiczona. (“Black Axe”), a Polish technology company specializing in advanced defense and intelligence solutions. This proposed transaction marks the Company’s strategic entry into the high-growth defense and homeland security technology sectors, specifically targeting cyber drone interception (counter-UAS), satellite intelligence, imagery, and AI analytics.

About IMC

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the proposed acquisition of 51% of Black Axe and the Company’s potential strategic expansion into defense and homeland security technology markets; and the Company’s expectation to continue executing on its strategy to explore and introduce additional business activities. The proposed transaction with Black Axe is subject to completion of due diligence, execution of definitive agreements and customary closing conditions and regulatory approvals. There can be no assurance that the parties will enter into a definitive agreement or that the proposed transaction will be completed. The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the Company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; and the Company's inability to take advantage of the legalization of medicinal cannabis in Germany.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report for the year ended December 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com